Brian A. Johnson

+1 212 937 7206 (t)

+1 212 230 8888 (f)

brian.johnson@wilmerhale.com

August 6, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Wyman

Re: Iterum Therapeutics plc

Form 10-K for the fiscal year ended December 31, 2019

Filed March 12, 2020

File No. 001-38503

Ladies and Gentlemen:

On behalf of Iterum Therapeutics plc (the “Company”), this letter is submitted in response to comments contained in a letter, dated July 24, 2020 (the “Letter”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Corey Fishman, the Company’s Chief Executive Officer, relating to the above captioned Form 10-K for fiscal year ended December 31, 2019 (the “Form 10-K”). The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the fiscal year ended December 31, 2019

Section 302 Certifications in Exhibits 31.1 and 31.2, page 155

1.

Please amend your filing on Form 10-K with revised Section 302 certifications that expand the fourth paragraph to cover management’s responsibility for establishing and maintaining a system of internal control over financial reporting in addition to its responsibility for disclosure control and procedures. Please note this additional language became effective for your first annual report and all periodic reports filed thereafter, which are required to contain management’s report on internal control over financial reporting. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13. This comment is also applicable to your Form 10-Q for fiscal quarter ended March 31, 2020.

Securities and Exchange Commission

Division of Corporation Finance

August 6, 2020

Response:

The Company acknowledges that the language in the introductory portion of paragraph 4 regarding responsibility for establishing and maintaining internal control over financial reporting was inadvertently omitted from the Company’s officer certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-K for the fiscal year ended December 31, 2019 filed on March 12, 2020 and to its Form 10-Q for the fiscal quarter ended March 31, 2020 filed on May 14, 2020 when the Company had otherwise updated such certifications to properly include paragraph 4(b) with respect to the design of internal control over financial reporting. As requested, the Company is filing an abbreviated amendment to each of the Form 10-K and Form 10-Q to correct these certifications. In accordance with the guidance in the Commission’s Regulation S-K Compliance and Disclosure Interpretation 246.13, each amendment includes the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Because no financial statements are included with the amendments, paragraph 3 of the Section 302 certifications has been omitted.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc: Corey Fishman, Iterum Therapeutics plc